John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

July 6, 2018

John Stickel

John Dana Brown

United States Securities and Exchange Commission

Washington, DC 20549

Re: The Movie Studio, Inc.

Amendment No. 4 to

Offering Statement on Form 1-A Filed May 7, 2018

File No. 024-10807

Gentlemen:

On behalf of The Movie Studio, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 21, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Form 1-A/A filed on May 7, 2018 General

1.	We note your response to our prior comment 1 and reissue the comment. Please provide us a legal and factual analysis specifically addressing whether you properly suspended your Section 15(d) reporting obligation, regardless of your deregistration pursuant to Section 12(g). Your Form 15 filed on December 20, 2017 cites reliance on Rule 12h-3 to suspend your Section 15(d) reporting obligation. We note that Rule 12h-3(a) has requirements related to a registrant being current in its reporting, and the last periodic report you filed was the 10-K for the fiscal year ended October 31, 2014. It appears to us that the Form 15 filed on February 12, 2010 did not relate to the suspension of your Section 15(d) reporting obligations. If applicable you may consider whether your Section 15(d) reporting obligation was automatically suspended by action of Section 15(d) of the Exchange Act which states in part that "[t]he duty to file under this subsection shall also be automatically suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the securities of each class, other than any class of asset-backed securities, to which the registration statement relates are held of record by less than 300 persons."

The Company recently effectuated a one for 250 reverse split of its Common Stock. Each outstanding option to purchase common stock and each security or debt instrument convertible into common stock was automatically adjusted so that the number of shares of common stock issuable upon their exercise or conversion shall be divided by 250 and corresponding adjustment will be made to the number of shares vested under each outstanding option and the exercise price or conversion shall be multiplied by 250, subject to rounding.

Shareholders who have less than 250 shares of Old Common Stock will ceased to be shareholders of the Company and will not receive certificates representing fractional share interests in New Common Stock, but rather pursuant to Section 155 of Delaware Corporation Law will be issued scrip in registered form (represented by a certificate or uncertificated as the Company's directors shall determine in the exercise of their discretion) which shall entitle the holder to receive a full share upon the surrender of such scrip aggregating a full share.

A scrip certificate for a fractional share or an uncertificated fractional share shall not entitle the holder to exercise voting rights, to receive dividends thereon and to participate in any of the assets of the corporation in the event of liquidation and such holders of scrip shall hereby cease to be shareholders of the Company. The Company's Board of Directors shall cause such scrip to be issued subject to the conditions that such scrip shall become void if not aggregated into interests representing full shares and exchanged for certificates representing full shares before ten (10) after the authorization of this reverse split.

The numbers of shares of Common Stock given in this Offering Document reflect the number of new shares outstanding as a result of this reverse split.

Pursuant to this reverse split there were less than 300 shareholders outstanding. Further, the Company has changed it fiscal year to end June 30. Thus, in accordance with the law you quote above, as of June 30, the Company had less than 300 shareholders at the end of its fiscal year and the Company's 15(d) reporting obligation was suspended.

Accounting Issues

With regard to the accounting issues given below, please see the attached answers from the accounting firm.

Subsidiary Statement of Financial Positions, page F-6

2.	Please remove your Subsidiary Statement of Financial Position as of October 31, 2016. Accountant's Compilation and Review Report, page F-14

3.	We note that compilation reports are not appropriate to present, because the association of the accountant provides no basis for reliance. Please remove the accountant's compilation report.

Consolidated Statements of Changes in Stockholders Deficiency, page F-7&F19

4.	Please tell us in detail why you have restated the Consolidated Statements of Changes in Stockholders Deficiency.

Additionally, please tell us why your auditors reports have not been updated to reflect the restatement.

Conclusion

We acknowledge that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to call me on my private telephone line (727) 656-5504.

Very truly yours,

/s/ John E. Lux

John E. Lux

Monte C. Waldman, CPA
1211 Van Buren Street

Hallandale Beach, FL 33019

Dear Division of Corporate Finance,

Please see my explanations 1 thru 3 in reply to the letter of comments we received from your department:

1.	Please accept in response to your letter dated May 21, 2018 regarding the Form 1/A/A filed on May 7, 2018 that apparently would suspend the need for filing quarterly and annually with EDGAR:

According to my recollection, a form 15 was filed during the year of 2010 with the intention of becoming a voluntary filer. Since then, the Movie Studio has always filed quarterly and annually as a member of OTC Markets.Com. The reason our attorney filed form 15 was so the SEC would re-consider The Movie Studio, Inc. as a non-voluntary filer again in accordance with Rule 152(h)(g).

2.	Please be advised that I removed the Subsidiary Statement of Financial Position as you requested.

3.	Please be advised that I updated the year-end financial statement reports as of October 31, 2017, and October 31, 2016 with the following financial statement information that should clarify your comment about the changes to or restated stockholders equity section from period to period.

Basically, after I completed a three audit for all of the shares that were issued by the Company for cash, services rendered, debt-conversions, acquisitions, VCP’s conversions, and officer’s compensation retroactively adjusted the stockholders equity section more accurately, and therefore restated them for these year-end reports with the appropriate accountant’s independent compilation and review report together with financial statements that say “Unaudited” on all of the financial statements. Furthermore, the notes to these financial statements have also been updated so they describe the recent changes contained in the financial statements accurately.

Please consider all of my explanations to the updates made to the financial statement report(s) herewith the required specifications.

Respectfully yours,

/s/ Monte C.Waldman

Monte C. Waldman, CPA

July 3, 2018